Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated May 11, 2022 and should be read in conjunction with the unaudited consolidated financial statements for the period ended March 31, 2022 and the audited consolidated financial statements for the year ended December 31, 2021 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended March 31, 2022 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this MD&A are in Canadian dollars unless noted otherwise. References to “US$” and "US dollars" are to United States (“U.S.”) dollars.
Overview
Average production for the first quarter was 132,788 boe/d, comprised of over 80 percent crude oil, condensate and liquids. Crescent Point remains on track to achieve its full year average production guidance of 133,000 - 137,000 boe/d. Development capital expenditures totaled $204.3 million in the first quarter, with 60 (56.8 net) wells drilled. The Company is narrowing its development capital expenditures guidance range to $875.0 to $900.0 million (from $825.0 to $900.0 million) to account for inflationary pressures in the current environment.
Increased benchmark commodity prices and narrow differentials drove strong first quarter financial results. The Company reported adjusted funds flow from operations of $534.0 million and adjusted net earnings from operations of $240.9 million. With the significant improvement in both short and long-term forecast commodity prices, Crescent Point also recognized a $1.48 billion before tax impairment reversal on its oil and gas assets, resulting in net income of $1.18 billion for the quarter.
The Company generated $289.3 million of excess cash flow and reduced net debt by $229.8 million during the quarter, after the impact of dividends and share repurchases, ending the quarter with a net debt balance of approximately $1.78 billion. The Company continues to focus on enhancing its excess cash flow generation and expects further balance sheet strengthening towards its net debt target of $1.30 billion during 2022. Given its improving financial position, the Company announced an increase to its quarterly dividend to $0.065 per share from $0.045 per share, effective for its July 4, 2022 dividend payment. The Company also remains active on its share repurchase program with 7.3 million shares repurchased during the first quarter for total consideration of $61.7 million.
Adjusted funds flow from operations, adjusted net earnings from operations, net debt and excess cash flow are specified financial measures that do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Results of Operations
Production

	Three months ended March 31
	2022	2021	% Change
Crude oil and condensate (bbls/d)	92,971	95,276	(2)
NGLs (bbls/d)	17,039	13,319	28
Natural gas (mcf/d)	136,667	64,732	111
Total (boe/d)	132,788	119,384	11
Crude oil and liquids (%)	83	91	(8)
Natural gas (%)	17	9	8
Total (%)	100	100	—
The following is a summary of Crescent Point's production by area:

	Three months ended March 31
Production By Area (boe/d)	2022	2021 (1)	% Change
Saskatchewan	72,016	87,937	(18)
Alberta	41,419	8,490	388
United States	19,353	22,957	(16)
Total	132,788	119,384	11
(1)Comparative period revised to reflect current period presentation. Refer to the Critical Accounting Estimates section of the Company's MD&A for the year ended December 31, 2021 for further information.

CRESCENT POINT ENERGY CORP.	1

Total production averaged 132,788 boe/d during the first quarter of 2022 compared to 119,384 boe/d in the first quarter of 2021. The 11 percent increase was primarily due to production from the Kaybob Duvernay acquisition, which closed in the second quarter of 2021, and an increased development capital program in the first quarter of 2022, partially offset by the non-core southeast Saskatchewan asset disposition in the second quarter of 2021.
The Company's weighting to crude oil and liquids production in 2022 decreased by 8 percent from the 2021 comparative year, primarily due to higher natural gas production as a result of the acquisition of the Kaybob Duvernay assets and the disposition of oil weighted assets in southeast Saskatchewan.
Exhibit 1
Marketing and Prices

	Three months ended March 31
Average Selling Prices (1)	2022	2021	% Change
Crude oil and condensate ($/bbl)	113.66	65.17	74
NGLs ($/bbl)	47.84	37.70	27
Natural gas ($/mcf)	5.55	4.50	23
Total ($/boe)	91.43	58.65	56
(1)The average selling prices reported are before realized commodity derivatives and transportation.

	Three months ended March 31
Benchmark Pricing	2022	2021	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	94.38	57.80	63
WTI crude oil (Cdn$/bbl)	119.47	73.16	63
Crude Oil and Condensate Differentials
LSB crude oil (Cdn$/bbl) (2)	(5.04)	(6.33)	(20)
FOS crude oil (Cdn$/bbl) (3)	(16.43)	(11.87)	38
UHC crude oil (US$/bbl) (4)	1.51	(1.93)	(178)
C5+ condensate (Cdn$/bbl) (5)	2.27	0.24	846
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (6)	4.74	3.12	52
AECO monthly index natural gas (Cdn$/mcf)	4.58	2.93	56
NYMEX natural gas (US$/mmbtu) (7)	4.91	2.69	83
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.790	0.790	—
(1)WTI refers to the West Texas Intermediate crude oil price.
(2)LSB refers to the Light Sour Blend crude oil price.
(3)FOS refers to the Fosterton crude oil price, which typically receives a premium to the Western Canadian Select price.
(4)UHC refers to the Sweet at Clearbrook crude oil price.
(5)C5+ condensate refers to the Canadian C5+ condensate index.
(6)AECO refers to the Alberta Energy Company natural gas price.
(7)NYMEX refers to the New York Mercantile Exchange natural gas price.

CRESCENT POINT ENERGY CORP.	2

Benchmark crude oil prices strengthened by 63 percent in the first quarter of 2022 compared to the same period in 2021 as global demand continued to recover from the impacts of the COVID-19 pandemic and OPEC fell short of planned supply increases, which resulted in lower global inventory levels. WTI prices were also impacted by the Russian invasion of Ukraine. This conflict and the potential for additional sanctions have put Russian supply at risk and caused uncertainty around oil and gas supply in global markets, driving WTI prices upward.
Natural gas prices strengthened in the first quarter of 2022 compared to the same period in 2021, primarily due to increased weather-related demand and lower than average gas inventories. Expectations for continued strong demand, coupled with rising prices due to decreased Russian energy exports, were constructive for global natural gas pricing. The AECO daily benchmark price was 52 percent higher in the three months ended March 31, 2022 compared to the same period in 2021.
U.S. natural gas prices were higher on average in the first quarter of 2022 compared to the same period in 2021 as demand continued to outpace supply and the impacts from the Russian invasion discussed above pushed global gas prices upward. The NYMEX benchmark gas price was 83 percent higher in the first quarter of 2022 compared to the same period in 2021.
Exhibit 2
Crude oil and condensate differentials narrowed in the first quarter of 2022 compared to the same period in 2021, primarily due to lower inventory levels in the U.S. and Canada as demand outpaced supply and refinery demand increased.
For the three months ended March 31, 2022, the Company's average selling price for crude oil and condensate increased 74 percent from the same period in 2021, primarily due to the 63 percent increase in the US$ WTI benchmark price and a narrower corporate oil price differential. Crescent Point's corporate crude oil and condensate differential relative to Cdn$ WTI for the three months ended March 31, 2022 was $5.81 per bbl compared to $7.99 per bbl in the first quarter of 2021. The narrower corporate oil differential was primarily due to improved light oil and condensate differentials and the increased weighting towards condensate production as result of the acquisition of the Kaybob Duvernay assets.
In the first quarter of 2022, the Company's average selling price for NGLs increased significantly from $37.70 per bbl in the first quarter of 2021 to $47.84 per bbl. The increase in average selling price for NGLs was primarily due to the increase in US$ WTI and propane benchmark prices.
The Company's average selling price for natural gas for the three months ended March 31, 2022 increased 23 percent to $5.55 per mcf compared to the same period in 2021, primarily as a result of the increase in the AECO daily and NYMEX benchmark prices.
Exhibit 3

CRESCENT POINT ENERGY CORP.	3

Exhibit 4
Commodity Derivatives
Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point regularly monitors changing business and market conditions while executing its strategic risk management program. Crescent Point proactively manages the risk exposure inherent in movements in the price of crude oil, propane, natural gas, interest rates, the Company's share price and the US/Cdn dollar exchange rate through the use of derivatives with investment-grade counterparties.
The Company's crude oil, NGL and natural gas derivatives are referenced to WTI, Conway C3, NYMEX and AECO monthly index, respectively, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options, to protect against downward commodity price movements while also providing the opportunity for some upside participation during periods of rising prices. This reduces the volatility of the selling price of crude oil and natural gas production and provides a measure of stability to the Company's cash flow. See Note 17 – "Financial Instruments and Derivatives" in the unaudited consolidated financial statements for the period ended March 31, 2022 for additional information on the Company's derivatives.
The following is a summary of the realized commodity derivative losses:

	Three months ended March 31
($ millions, except volume amounts)	2022	2021	% Change
Average crude oil volumes hedged (bbls/d) (1)	46,750	57,000	(18)
Crude oil realized derivative loss (1)	(162.3)	(58.8)	176
per bbl	(19.40)	(6.86)	183
Average NGL volumes hedged (bbls/d)	500	—	100
NGL realized derivative loss	(0.6)	—	100
per bbl	(0.39)	—	100
Average natural gas volumes hedged (GJ/d) (2)	40,000	25,000	60
Natural gas realized derivative loss	(2.5)	(0.9)	178
per GJ	(0.20)	(0.15)	33
Average barrels of oil equivalent hedged (boe/d) (1)	53,569	60,949	(12)
Total realized commodity derivative losses (1)	(165.4)	(59.7)	177
per boe	(13.84)	(5.55)	149
(1)The crude oil realized derivative loss for the three months ended March 31, 2022 and March 31, 2021 includes the realized derivative gains and losses on financial price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.
(2)GJ/d is defined as gigajoules per day.
The Company's realized derivative loss for crude oil was $162.3 million for the three months ended March 31, 2022, compared to $58.8 million for the same period in 2021. The increased realized derivative loss was primarily attributable to the increase in the Cdn$ WTI benchmark price.
The Company's realized derivative loss for NGLs was $0.6 million for the first quarter of 2022, compared to nil for the first quarter of 2021. The loss in the first quarter of 2022 was due to the increase in the Conway C3 benchmark price compared to the Company's average derivative NGL price.
Crescent Point's realized derivative loss for natural gas was $2.5 million for the three months ended March 31, 2022 compared to $0.9 million for the three months ended March 31, 2021. The loss in the first quarter of 2022 was due to the higher average AECO monthly index price compared to the Company's average derivative natural gas price.

CRESCENT POINT ENERGY CORP.	4

Exhibit 5
The following is a summary of the Company's unrealized commodity derivative losses:

	Three months ended March 31
($ millions)	2022	2021	% Change
Crude oil	(276.2)	(82.2)	236
NGL	(1.6)	—	100
Natural gas	(0.8)	(1.0)	(20)
Total unrealized commodity derivative losses	(278.6)	(83.2)	235
For the three months ended March 31, 2022, the Company recognized a total unrealized derivative loss of $278.6 million on its commodity contracts compared to $83.2 million in the first quarter of 2021. The increased unrealized derivative loss in the first quarter of 2022 was primarily attributable to crude oil contracts and reflects the increase in the Cdn$ WTI forward benchmark prices at March 31, 2022 compared to December 31, 2021.
Oil and Gas Sales

	Three months ended March 31
($ millions) (1)	2022	2021	% Change
Crude oil and condensate sales	951.0	558.8	70
NGL sales	73.4	45.2	62
Natural gas sales	68.3	26.2	161
Total oil and gas sales	1,092.7	630.2	73
(1)Oil and gas sales are reported before realized commodity derivatives.
Total oil and gas sales increased by 73 percent in the first quarter of 2022 compared to the same period in 2021. The increase is primarily due to the increase in realized crude oil prices as a result of the recovery in benchmark commodity prices and higher production levels.
Exhibit 6

CRESCENT POINT ENERGY CORP.	5

Royalties

	Three months ended March 31
($ millions, except % and per boe amounts)	2022	2021	% Change
Royalties	146.4	85.7	71
As a % of oil and gas sales	13	14	(1)
Per boe	12.25	7.98	54
Royalties increased 71 percent in the first quarter of 2022 compared to the same period in 2021, largely due to the 73 percent increase in oil and gas sales. Royalties as a percentage of oil and gas sales decreased primarily due to the lower royalty rates associated with the Kaybob Duvernay assets.
The Company has revised its royalties guidance for 2022 due to the anticipated effect of the increase in benchmark oil prices on royalty rates. Refer to the Guidance section of this MD&A for further information.
Exhibit 7
Operating Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2022	2021	% Change
Operating expenses	168.7	142.6	18
Per boe	14.12	13.27	6
Operating expenses increased 18 percent in the first quarter of 2022 compared to the first quarter of 2021. The increase was primarily attributable to increases in gas gathering and processing, maintenance, utilities, fuel, labour and trucking expenditures. Maintenance activity levels in the first quarter of 2022 increased in response to stronger commodity prices, coupled with higher third-party processing fees and an increase in costs as a result of higher diesel prices, higher electricity rates and inflationary pressures.
Operating expenses per boe increased by 6 percent in the three months ended March 31, 2022 compared to the same period in 2021, primarily due to the increased activity levels and cost increases mentioned above, partially offset by lower per boe operating costs associated with the acquired Kaybob Duvernay assets.
The Company has revised its annual operating expense guidance for 2022 due to the anticipated impacts of inflationary pressures on operating costs. Refer to the Guidance section of this MD&A for further information.

CRESCENT POINT ENERGY CORP.	6

Exhibit 8
Transportation Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2022	2021	% Change
Transportation expenses	32.6	25.1	30
Per boe	2.73	2.34	17
Transportation expenses increased 30 percent in the first quarter of 2022, primarily due to higher production as a result of the Kaybob Duvernay acquisition. On a per boe basis, transportation expenses increased by $0.39 per boe primarily due to increased pipeline tariff rates and higher transportation costs associated with the Kaybob Duvernay assets.
Exhibit 9
Netback

	Three months ended March 31
	2022	2021
	Total (2) ($/boe)	Total (2) ($/boe)	% Change
Oil and gas sales	91.43	58.65	56
Royalties	(12.25)	(7.98)	54
Operating expenses	(14.12)	(13.27)	6
Transportation expenses	(2.73)	(2.34)	17
Operating netback (1)	62.33	35.06	78
Realized loss on commodity derivatives	(13.84)	(5.55)	149
Netback (1)	48.49	29.51	64
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
(2)The dominant production category for the Company's properties is crude oil and condensate. These properties include associated natural gas and NGL volumes, therefore, the total operating netback and netback have been presented.

CRESCENT POINT ENERGY CORP.	7

The Company's operating netback for the three months ended March 31, 2022 increased significantly to $62.33 per boe from $35.06 per boe in the same period in 2021. The increase in the Company's operating netback was primarily due to the increase in average selling price, partially offset by higher royalties and the increases in operating and transportation expenses. The increase in the Company's netback was a result of the increase in the operating netback, partially offset by an increased realized loss on commodity derivatives.
Exhibit 10
General and Administrative Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2022	2021	% Change
Gross general and administrative expenses	34.8	28.1	24
Overhead recoveries	(4.9)	(5.6)	(13)
Capitalized	(8.4)	(7.3)	15
Total general and administrative expenses	21.5	15.2	41
Transaction costs	(0.1)	(0.1)	—
General and administrative expenses	21.4	15.1	42
Per boe	1.79	1.41	27
General and administrative ("G&A") expenses increased to $21.4 million in the first quarter of 2022 compared to $15.1 million in the first quarter of 2021. The increase is primarily attributable to higher personnel costs, higher professional fees and reduced operating overhead recoveries, partially offset by higher capitalized costs.
For the three months ended March 31, 2022, G&A expenses on a per boe basis increased 27 percent compared to the same period in 2021, primarily due to the increase in total G&A discussed above, partially offset by higher production volumes.
Exhibit 11

CRESCENT POINT ENERGY CORP.	8

Interest Expense

	Three months ended March 31
($ millions, except per boe amounts)	2022	2021	% Change
Interest expense on long-term debt	19.9	23.9	(17)
Unrealized (gain) loss on interest derivative contracts	2.1	(0.1)	(2,200)
Interest expense	22.0	23.8	(8)
Per boe	1.84	2.22	(17)
Interest expense on long-term debt decreased 17 percent in the first quarter of 2022 compared to the same period in 2021, primarily due to the Company's lower debt balances and lower effective interest rate. Crescent Point's hedged effective interest rate decreased to 4.35 percent in three months ended March 31, 2022 compared to 4.49 percent in the same period of 2021, primarily due to the decrease in the margin on interest from the Company's credit facilities.
During the three months ended March 31, 2022, the Company recognized an unrealized loss on interest rate derivatives of $2.1 million compared to a $0.1 million unrealized gain in the same period of 2021. The unrealized loss in the first quarter of 2022 was primarily due to the impact of the stronger Canadian dollar at March 31, 2022 as compared to December 31, 2021 on the interest payments related to the Company's cross currency swaps ("CCS").
Crescent Point manages its interest rate exposure through a combination of interest rate swaps and a debt portfolio including short-term floating rate bank debt and long-term fixed rate senior guaranteed notes. At March 31, 2022, approximately 87 percent of the Company's long-term debt had fixed interest rates.
Exhibit 12
Foreign Exchange Gain (Loss)

	Three months ended March 31
($ millions)	2022	2021	% Change
Realized gain (loss) on CCS - principal	0.2	(13.6)	(101)
Translation of US dollar long-term debt	19.1	25.5	(25)
Unrealized loss on CCS - principal and foreign exchange swaps	(26.3)	(9.1)	189
Other	(1.1)	(1.4)	(21)
Foreign exchange gain (loss)	(8.1)	1.4	(679)
Crescent Point has US dollar denominated debt, including short-term London Inter-bank Offered Rate ("LIBOR") loans under its bank credit facilities and US dollar senior guaranteed notes. The Company hedges its foreign exchange exposure using a combination of CCS and foreign exchange swaps. During the three months ended March 31, 2022, the Company realized a $0.2 million gain on CCS related to LIBOR loan maturities.
The Company records foreign exchange gains or losses on the period end translation of US dollar long-term debt and related accrued interest. For the three months ended March 31, 2022, the Company recorded a foreign exchange gain of $19.1 million, which was attributed to the stronger Canadian dollar at March 31, 2022 as compared to December 31, 2021.
For the three months ended March 31, 2022, Crescent Point recorded an unrealized loss on foreign exchange derivatives of $26.3 million reflecting the impact of the stronger forward Canadian dollar on the Company's CCS at March 31, 2022 as compared to December 31, 2021.

CRESCENT POINT ENERGY CORP.	9

Share-based Compensation Expense

	Three months ended March 31
($ millions, except per boe amounts)	2022	2021	% Change
Share-based compensation costs	36.3	31.1	17
Realized gain on equity derivative contracts	(25.8)	(9.7)	166
Unrealized (gain) loss on equity derivative contracts	6.2	(10.5)	(159)
Capitalized	(8.0)	(6.5)	23
Share-based compensation expense	8.7	4.4	98
Per boe	0.73	0.41	78
During the three months ended March 31, 2022, the Company recorded share-based compensation ("SBC") costs of $36.3 million compared to $31.1 million in the same period of 2021. The higher SBC costs in the first quarter of 2022 primarily relate to an increase in the fair value of cash-settled plans as a result of the increase in the Company's share price.
The Company recognized a realized gain of $25.8 million on equity derivative contracts which matured during the first quarter of 2022, compared to $9.7 million in the first quarter of 2021. During the three months ended March 31, 2022, the Company recognized an unrealized loss on equity derivative contracts of $6.2 million compared to an unrealized gain of $10.5 million in the same period of 2021. The unrealized loss was primarily due to the maturity of in-the-money equity derivative contracts mentioned above, partially offset by the increase in the Company's share price at March 31, 2022 compared to December 31, 2021.
The Company capitalized share-based compensation costs of $8.0 million in the first quarter of 2022, an increase of 23 percent compared to the first quarter of 2021. The increase was primarily due to the increase in total share-based compensation costs as noted above.
Exhibit 13
The following table summarizes the number of restricted shares, Employee Share Value Plan ("ESVP") awards, Performance Share Units ("PSUs"), Deferred Share Units ("DSUs") and stock options outstanding:

	March 31, 2022	March 31, 2021
Restricted Share Bonus Plan (1)	3,124,582	4,344,190
Employee Share Value Plan	8,139,906	10,252,056
Performance Share Unit Plan (2)	4,118,686	5,843,263
Deferred Share Unit Plan	1,578,982	1,314,624
Stock Option Plan (3)	5,357,749	5,928,149
(1)At March 31, 2022, the Company was authorized to issue up to 12,786,127 common shares (March 31, 2021 - 14,704,927 common shares).
(2)Based on underlying units before any effect of performance multipliers.
(3)At March 31, 2022, the weighted average exercise price is $4.20 per share (March 31, 2021 - $3.91 per share).
As of the date of this report, the Company had 2,501,370 restricted shares, 5,566,340 ESVP awards, 4,118,686 PSUs, 1,640,021 DSUs and 5,256,678 stock options outstanding.

CRESCENT POINT ENERGY CORP.	10

Depletion, Depreciation and Amortization

	Three months ended March 31
($ millions, except per boe amounts)	2022	2021	% Change
Depletion and depreciation	210.2	136.8	54
Amortization of exploration and evaluation undeveloped land	6.6	13.8	(52)
Depletion, depreciation and amortization	216.8	150.6	44
Per boe	18.14	14.02	29
Depletion, depreciation and amortization ("DD&A") increased 44 percent for the three months ended March 31, 2022 compared to the same period in 2021 due to an increased DD&A rate and higher production volumes, partially offset by lower amortization of exploration and evaluation ("E&E") undeveloped land.
For the three months ended March 31, 2022, the Company's DD&A rate increased to $18.14 per boe from $14.02 per boe in the same period of 2021, primarily due to the impairment reversal recorded in the second quarter of 2021, which increased the carrying value of the Company's property, plant and equipment ("PP&E").
Exhibit 14
Impairment Reversal

	Three months ended March 31
($ millions, except per boe amounts)	2022	2021	% Change
Impairment reversal	(1,484.9)	—	(100)
Per boe	(124.25)	—	(100)
In the first quarter of 2022, the Company recognized an impairment reversal of $1.48 billion on its development and production assets due to the increase in forecast benchmark commodity prices at March 31, 2022 compared to June 30, 2021, which was the last time the Company completed an impairment test on its development and production assets. See Note 5 – "Property, Plant and Equipment" in the unaudited consolidated financial statements for the period ended March 31, 2022 for further information.
At March 31, 2022, the Company classified certain non-core assets in Alberta as held for sale. Immediately prior to classifying the assets held for sale, the Company conducted a review of the assets' recoverable amounts and recorded an impairment loss of $56.0 million on PP&E as a component of net impairment reversal.
Taxes

	Three months ended March 31
($ millions)	2022	2021	% Change
Current tax expense	—	—	—
Deferred tax expense	326.5	7.0	4,564
Current Tax Expense
In the first quarters of 2022 and 2021, the Company recorded current tax expense of nil. Refer to the Company's Annual Information Form for the year ended December 31, 2021 for information on the Company's expected tax horizon.

CRESCENT POINT ENERGY CORP.	11

Deferred Tax Expense
In the three months ended March 31, 2022, the Company recorded deferred tax expense of $326.5 million compared to $7.0 million in the same period of 2021. The deferred tax expense in the first quarter of 2022 primarily relates to the pre-tax income mainly resulting from the impairment reversal, partially offset by a change in estimate for future usable tax pools due to higher forecast commodity prices.
Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income, Adjusted Net Earnings from Operations and Excess Cash Flow

	Three months ended March 31
($ millions, except per share amounts)	2022	2021	% Change
Cash flow from operating activities	426.1	303.7	40

Adjusted funds flow from operations	534.0	262.7	103

Net income	1,183.6	21.7	5,354
Net income per share - diluted	2.03	0.04	4,975

Adjusted net earnings from operations	240.9	95.1	153
Adjusted net earnings from operations per share - diluted (1)	0.41	0.18	128
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Cash flow from operating activities increased from $303.7 million in the first quarter of 2021 to $426.1 million in the first quarter of 2022. Changes in cash flow from operating activities were due to fluctuations in adjusted funds flow from operations ("FFO") and working capital.
Exhibit 15
The Company's adjusted FFO increased in the three months ended March 31, 2022 to $534.0 million compared to $262.7 million in the first quarter of 2021. The increase was primarily a result of the higher total operating netback, partially offset by the increased realized commodity derivative losses.
Exhibit 16

CRESCENT POINT ENERGY CORP.	12

In the three months ended March 31, 2022, the Company reported net income of $1.18 billion compared to $21.7 million in the same period of 2021, primarily as a result of the impairment reversal recorded in the first quarter of 2022 and an increase in adjusted FFO, partially offset by fluctuations in deferred tax and unrealized derivative losses. In the first quarter of 2022, the Company recorded net income per share - diluted of $2.03 compared to $0.04 in the first quarter of 2021.
Exhibit 17
The Company's adjusted net earnings from operations for the three months ended March 31, 2022 was $240.9 million compared to $95.1 million in the first quarter of 2021, primarily due to the increase in adjusted FFO, partially offset by the increase in depletion and depreciation and fluctuations in deferred taxes. Adjusted net earnings from operations per share - diluted for the first quarter of 2022 increased to $0.41 from $0.18 in the first quarter of 2021.
Exhibit 18
Excess Cash Flow
Excess cash flow increased from $129.9 million in the first quarter of 2021 to $289.3 million in the first quarter of 2022, primarily as a result of the increase in adjusted FFO, partially offset by higher capital expenditures.
Dividends

	Three months ended March 31
($ millions, except per share amounts)	2022	2021	% Change
Dividends declared to shareholders	(0.2)	1.3	(115)
Dividends declared to shareholders per share	—	0.0025	(100)
In December 2021, Crescent Point declared a quarterly cash dividend of $0.045 per share to be paid on April 1, 2022. This dividend was accrued based on shares outstanding as of December 31, 2021. As a result of common shares purchased and cancelled under the Normal Course Issuer Bid ("NCIB") during the first quarter of 2022, dividends declared to shareholders was reduced by $0.2 million.

CRESCENT POINT ENERGY CORP.	13

Capital Expenditures

	Three months ended March 31
($ millions)	2022	2021	% Change
Capital acquisitions	0.9	—	100
Capital dispositions	(2.9)	(7.2)	(60)
Development capital expenditures	204.3	119.2	71
Land expenditures	5.7	0.9	533
Capitalized administration (1)	16.3	13.6	20
Corporate assets	0.5	0.7	(29)
Total	224.8	127.2	77
(1)Capitalized administration excludes capitalized equity-settled SBC.
Capital Acquisitions and Dispositions
Minor Property Acquisitions and Dispositions
In the three months ended March 31, 2022, the Company completed minor property acquisitions and dispositions for total net consideration received of $2.0 million.
Assets Held for Sale
At March 31, 2022, the Company has classified certain non-core assets in Alberta as held for sale. These assets were recorded at the lesser of their carrying value and recoverable amount.
Development Capital Expenditures
The Company's development capital expenditures for the three months ended March 31, 2022 were $204.3 million, compared to $119.2 million in the same period of 2021. In the first quarter of 2022, 60 (56.8 net) wells were drilled and $16.1 million was spent on facilities and seismic.
Refer to the Guidance section in this MD&A for Crescent Point's development capital expenditure guidance for 2022.
Exhibit 19
Lease Liability
At March 31, 2022, the Company had $136.3 million of lease liabilities for contracts related to office space, fleet vehicles and equipment.
Decommissioning Liability
The decommissioning liability, including liabilities associated with assets held for sale, decreased by $96.6 million in the first quarter of 2022, from $918.8 million at December 31, 2021 to $822.2 million at March 31, 2022. The decrease primarily relates to the change in discount rate estimates and the Company's continued abandonment and reclamation program. The liability is based on estimated undiscounted cash flows before inflation to settle the obligation of $901.4 million.

CRESCENT POINT ENERGY CORP.	14

Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	March 31, 2022	December 31, 2021
Net debt	1,775.2	2,005.0
Shares outstanding	572,649,763	579,484,032
Market price at end of period (per share)	9.06	6.75
Market capitalization	5,188.2	3,911.5
Enterprise value (1)	6,963.4	5,916.5
Net debt as a percentage of enterprise value (1)	25	34
Adjusted funds flow from operations (2)	1,748.2	1,476.9
Net debt to adjusted funds flow from operations (1) (3)	1.0	1.4
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
(2)The sum of adjusted funds flow from operations for the trailing four quarters.
(3)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.
At March 31, 2022, Crescent Point's enterprise value was $6.96 billion and the Company was capitalized with 75 percent equity compared to $5.92 billion and 66 percent at December 31, 2021, respectively. The Company's net debt to adjusted funds flow from operations ratio at March 31, 2022 decreased to 1.0 times from 1.4 times at December 31, 2021. The decrease was largely due to higher adjusted funds flow from operations, primarily as a result of the increase in the Cdn$ WTI benchmark price, and reduction in net debt as a result of excess cash flow generated in the first quarter of 2022.
Crescent Point's market capitalization increased to $5.19 billion at March 31, 2022, from $3.91 billion at December 31, 2021, primarily due to the increase in the Company's share price.
Exhibit 20
(1)The sum of adjusted funds flow from operations for the trailing four quarters.
(2)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.
The Company has combined revolving credit facilities of $2.30 billion, including a $2.20 billion syndicated unsecured credit facility with eleven banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The current maturity date of the facilities is November 26, 2025. As at March 31, 2022, the Company had approximately $217.9 million drawn on bank credit facilities, including $2.6 million outstanding pursuant to letters of credit.
At March 31, 2022, the Company has senior guaranteed notes of US$1.12 billion and Cdn$220.0 million outstanding. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar long-term debt.

CRESCENT POINT ENERGY CORP.	15

The Company is in compliance with all debt covenants at March 31, 2022 which are listed in the table below:

Covenant Description	Maximum Ratio	March 31, 2022
Senior debt to adjusted EBITDA (1) (2)	3.5	1.01
Total debt to adjusted EBITDA (1) (3)	4.0	1.01
Senior debt to capital (2) (4)	0.55	0.21
(1)Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization, impairment and impairment reversals, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.
(2)Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.
(3)Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.
(4)Capital is calculated as the sum of senior debt and shareholders' equity and excludes the effect of unrealized derivative gains or losses and the adoption of IFRS 16.
The Company's working capital deficiency and ongoing working capital requirements are expected to be financed through cash, adjusted funds flow from operations and its bank credit facilities. Given these sources of financing, the Company is able to adequately address its working capital deficiency.
Shareholders' Equity
At March 31, 2022, Crescent Point had 572.6 million common shares issued and outstanding compared to 579.5 million common shares at December 31, 2021. The decrease of 6.9 million shares is due to shares purchased and cancelled under the NCIB, partially offset by stock options exercised pursuant to the Stock Option Plan and shares issued pursuant to the Restricted Share Bonus Plan.
As of the date of this report, the Company had 571,559,209 common shares outstanding.
Normal Course Issuer Bid
On March 4, 2022, the Company announced the acceptance by the Toronto Stock Exchange of its notice to implement an NCIB. The NCIB allows the Company to purchase, for cancellation, up to 57,309,975 common shares, or 10 percent of the Company's public float, as at February 28, 2022. The NCIB commenced on March 9, 2022 and is due to expire on March 8, 2023. The Company continues to evaluate returns to shareholders as market conditions permit in the context of its capital allocation framework, leverage targets and adjusted funds flow generation.
In the first quarter of 2022, the Company purchased and cancelled 7.3 million common shares for a total consideration of $61.7 million. The total cost paid, including commissions and fees, was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.
Critical Accounting Estimates
There have been no changes in Crescent Point's critical accounting estimates in the three months ended March 31, 2022. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2021.

CRESCENT POINT ENERGY CORP.	16

Summary of Quarterly Results

	2022	2021				2020
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Oil and gas sales	1,092.7	900.4	826.7	849.2	630.2	447.8	437.0	259.0

Average daily production
Crude oil and condensate (bbls/d)	92,971	88,544	92,206	107,444	95,276	87,512	89,260	94,900
NGLs (bbls/d)	17,039	20,884	18,176	18,608	13,319	13,033	13,458	14,210
Natural gas (mcf/d)	136,667	125,871	130,823	135,531	64,732	64,033	63,988	70,391
Total (boe/d)	132,788	130,407	132,186	148,641	119,384	111,217	113,383	120,842

Net income (loss)	1,183.6	121.6	77.5	2,143.3	21.7	(51.2)	0.5	(145.1)
Net income (loss) per share	2.05	0.21	0.13	3.68	0.04	(0.10)	—	(0.27)
Net income (loss) per share – diluted	2.03	0.21	0.13	3.65	0.04	(0.10)	—	(0.27)

Adjusted net earnings (loss) from operations	240.9	160.0	142.6	117.6	95.1	85.6	71.0	(27.9)
Adjusted net earnings (loss) from operations per share (1)	0.42	0.27	0.25	0.20	0.18	0.16	0.13	(0.05)
Adjusted net earnings (loss) from operations per share – diluted	0.41	0.27	0.24	0.20	0.18	0.16	0.13	(0.05)

Cash flow from operating activities	426.1	492.4	414.2	285.5	303.7	245.1	219.5	66.6

Adjusted funds flow from operations	534.0	432.5	393.9	387.8	262.7	220.2	235.7	109.0

Adjusted working capital deficiency (1)	(91.8)	(201.6)	(108.8)	(16.1)	(55.9)	(93.4)	(65.5)	(38.7)
Total assets	10,412.5	9,171.2	9,231.5	9,283.4	6,610.7	6,645.9	6,864.2	7,022.8
Total liabilities	3,901.2	3,765.9	3,897.4	4,044.4	3,777.5	3,823.1	3,952.3	4,093.0
Net debt	1,775.2	2,005.0	2,138.8	2,324.2	2,013.4	2,149.2	2,189.2	2,308.6

Weighted average shares – diluted (millions)	582.7	587.7	587.1	587.8	536.6	534.4	532.9	531.2

Capital acquisitions	0.9	5.2	0.9	936.3	—	—	—	—
Capital dispositions	(2.9)	(0.1)	(3.8)	(87.9)	(7.2)	1.1	(0.9)	(1.5)
Development capital expenditures	204.3	229.5	187.1	88.4	119.2	169.4	93.3	72.0

Dividends declared	(0.2)	26.0	19.0	1.5	1.3	1.4	1.3	1.4
Dividends declared per share	—	0.0450	0.0325	0.0025	0.0025	0.0025	0.0025	0.0025
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Over the past eight quarters, the Company's oil and gas sales have fluctuated due to volatility in the Cdn$ WTI benchmark price, changes in production and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to changes in its development capital spending levels, acquisitions and dispositions, voluntary shut-ins and natural declines.
Net income (loss) has fluctuated over the past eight quarters primarily due to changes in PP&E impairment charges and reversals, changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with changes in forward market prices and foreign exchange rates, gains and losses on capital dispositions, and fluctuations in deferred tax expense (recovery).
Adjusted net earnings (loss) from operations has fluctuated over the past eight quarters primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in deferred tax expense (recovery).
Capital expenditures have also fluctuated throughout this period due to the timing of acquisitions, dispositions and changes in the Company's development capital spending levels.

CRESCENT POINT ENERGY CORP.	17

Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 Certification of Disclosure on Issuers' Annual and Interim Filings. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses or changes in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses or changes were identified in the Company's internal controls over financial reporting during the first quarter of 2022.
Guidance
Crescent Point's guidance for 2022 is as follows:

	Prior (1)	Revised
Total Annual Average Production (boe/d) (2)	133,000 - 137,000	133,000 - 137,000

Capital Expenditures
Development capital expenditures ($ millions)	$825 - $900	$875 - $900
Capitalized G&A ($ millions)	$40	$40
Total ($ millions) (3)	$865 - $940	$915 - $940

Other Information for 2022 Guidance
Reclamation activities ($ millions) (4)	$20	$20
Capital lease payments ($ millions)	$20	$20
Annual operating expenses ($/boe)	$13.25 - $13.75	$13.75 - $14.25
Royalties	12.5% - 13.5%	13.5% - 14.0%
(1)Prior guidance published in the Company's December 6, 2021 press release.
(2)Total annual average production (boe/d) is comprised of approximately 80% Oil, Condensate & NGLs and 20% Natural Gas.
(3)Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated on an approximate basis as follows: 85% drilling & development and 15% facilities & seismic.
(4)Reflects Crescent Point's portion of its expected total budget.
Additional information relating to Crescent Point, including the Company's December 31, 2021 Annual Information Form, which along with other relevant documents are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

CRESCENT POINT ENERGY CORP.	18

Specified Financial Measures
Throughout this MD&A, the Company uses the terms “total operating netback”, “total netback”, "operating netback", "netback", “adjusted funds flow from operations”, "excess cash flow", "adjusted working capital deficiency", “net debt”, “enterprise value”, “net debt to adjusted funds flow from operations”, "net debt as a percentage of enterprise value", “adjusted net earnings from operations”, “adjusted net earnings from operations per share” and “adjusted net earnings from operations per share - diluted”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Total operating netback and total netback are historical non-GAAP financial measures. Total operating netback is calculated as oil and gas sales, less royalties, operating and transportation expenses. Total netback is calculated as total operating netback plus realized commodity derivative gains and losses. Total operating netback and total netback are common metrics used in the oil and gas industry and are used to measure operating results to better analyze performance against prior periods on a comparable basis. The most directly comparable financial measure to total operating netback and total netback is oil and gas sales.
The following table reconciles oil and gas sales to total operating netback and total netback:

	Three months ended March 31
($ millions)	2022	2021	% Change
Oil and gas sales	1,092.7	630.2	73
Royalties	(146.4)	(85.7)	71
Operating expenses	(168.7)	(142.6)	18
Transportation expenses	(32.6)	(25.1)	30
Total operating netback	745.0	376.8	98
Realized loss on commodity derivatives	(165.4)	(59.7)	177
Total netback	579.6	317.1	83
Operating netback and netback are non-GAAP ratios and are calculated as total operating netback and total netback, respectively, divided by total production. Operating netback and netback are common metrics used in the oil and gas industry and are used to measure operating results on a per boe basis.
Adjusted funds flow from operations is a capital management measure and is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures funded by the Company. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of the Company's assets and operating areas. The most directly comparable financial measure to adjusted funds flow from operations is cash flow from operating activities. Adjusted funds flow from operations is a key measure that assesses the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. See Note 12 – "Capital Management" in the unaudited consolidated financial statements for the period ended March 31, 2022 for additional information on the Company's capital management.
Excess cash flow is a historical non-GAAP financial measure and is defined as adjusted funds flow from operations less capital expenditures, payments on lease liability, decommissioning expenditures funded by the Company and other items (excluding net acquisitions and dispositions). The most directly comparable financial measure to excess cash flow disclosed in the Company's financial statements is cash flow from operating activities. Excess cash flow is a key measure that assesses the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth. The Company has previously presented excess cash flow as net of dividends. To provide a more comparable definition of excess cash flow to other issuers, excess cash flow is now presented prior to dividends.

CRESCENT POINT ENERGY CORP.	19

The following table reconciles cash flow from operating activities to adjusted funds flow from operations and excess cash flow:

	Three months ended March 31
($ millions)	2022	2021 (1)	% Change
Cash flow from operating activities	426.1	303.7	40
Changes in non-cash working capital	101.4	(47.2)	(315)
Transaction costs	0.1	0.1	—
Decommissioning expenditures (2)	6.4	6.1	5
Adjusted funds flow from operations	534.0	262.7	103
Capital expenditures	(226.8)	(134.4)	69
Payments on lease liability	(5.1)	(5.1)	—
Decommissioning expenditures	(6.4)	(6.1)	5
Other items (3)	(6.4)	12.8	(150)
Excess cash flow	289.3	129.9	123
(1)Comparative period revised to reflect current period presentation.
(2)Excludes amounts received from government subsidy programs.
(3)Other items include, but are not limited to, unrealized gains and losses on equity derivative contracts and transaction costs. Other items exclude net acquisitions and dispositions.
Adjusted working capital deficiency is a capital management measure and is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, including deposit on acquisition and long-term investments. Adjusted working capital deficiency is a component of net debt and is a measure of the Company's liquidity.
The following table reconciles adjusted working capital deficiency:

($ millions)	March 31, 2022	December 31, 2021	% Change
Accounts payable and accrued liabilities	536.3	450.7	19
Dividends payable	25.8	43.5	(41)
Long-term compensation liability (1)	61.2	42.6	44
Cash	(5.7)	(13.5)	(58)
Accounts receivable	(508.9)	(314.3)	62
Prepaids and deposits	(16.9)	(7.4)	128
Adjusted working capital deficiency	91.8	201.6	(54)
(1)Includes current portion of long-term compensation liability and is net of equity derivative contracts.
Net debt is a capital management measure and is calculated as long-term debt plus adjusted working capital deficiency, excluding the unrealized foreign exchange on translation of US dollar long-term debt. The most directly comparable financial measure to net debt disclosed in the Company's financial statements is long-term debt. Net debt is a key measure of the Company's liquidity.
The following table reconciles long-term debt to net debt:

($ millions)	March 31, 2022	December 31, 2021	% Change
Long-term debt (1)	1,830.9	1,970.2	(7)
Adjusted working capital deficiency	91.8	201.6	(54)
Unrealized foreign exchange on translation of US dollar long-term debt	(147.5)	(166.8)	(12)
Net debt	1,775.2	2,005.0	(11)
(1)Includes current portion of long-term debt.
Enterprise value is a supplementary financial measure and is calculated as market capitalization plus net debt. Enterprise value is used to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Net debt to adjusted funds flow from operations is a capital management measure and is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. Net debt as a percentage of enterprise value is a supplementary financial measure and is calculated as net debt divided by enterprise value. The measures of net debt to adjusted funds flow from operations and net debt as a percentage of enterprise value are used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors these measures and uses them as key measures in making decisions regarding financing, capital spending and dividend levels.

CRESCENT POINT ENERGY CORP.	20

Adjusted net earnings from operations is a historical non-GAAP financial measure and is calculated based on net income before amortization of E&E undeveloped land, impairment or impairment reversals, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments, gains or losses on capital acquisitions and dispositions and deferred tax related to these adjustments. Adjusted net earnings from operations is a key measure of financial performance that is more comparable between periods. The most directly comparable financial measure to adjusted net earnings from operations disclosed in the Company's financial statements is net income.
The following table reconciles net income to adjusted net earnings from operations:

	Three months ended March 31
($ millions)	2022	2021	% Change
Net income	1,183.6	21.7	5,354
Amortization of E&E undeveloped land	6.6	13.8	(52)
Impairment reversal	(1,484.9)	—	(100)
Unrealized derivative losses	313.2	81.7	283
Unrealized foreign exchange gain on translation of hedged US dollar long-term debt	(19.3)	(11.9)	62
Unrealized gain on long-term investments	—	(2.2)	(100)
Net (gain) loss on capital dispositions	(2.9)	17.3	(117)
Deferred tax adjustments	244.6	(25.3)	(1,067)
Adjusted net earnings from operations	240.9	95.1	153
Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are non-GAAP ratios and are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Adjusted net earnings from operations presents a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	21

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this MD&A, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Overview", "Commodity Derivatives", "Royalties", "Operating Expenses", “Liquidity and Capital Resources” and “Guidance”.
In particular, forward-looking statements include:

● Continued focus on enhancing excess cash flow generation and expectations of further balance sheet strengthening through the remainder of 2022 in the current commodity price environment;
● Crescent Point's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, propane, natural gas, the Company's share price, the US/Cdn dollar exchange rate and interest rates through the use of derivatives with investment-grade counterparties;
● Crescent Point's use of derivatives to reduce the volatility of the selling price of its crude oil and natural gas production and how this provides a measure of stability to cash flow;
● The extent and effectiveness of hedges;
● Crescent Point’s 2022 production and development capital expenditures guidance;

● The Company's liquidity and financial flexibility;
● NCIB expectations;
● Estimated undiscounted and uninflated cash flows to settle decommissioning liability; and
● The Company evaluating returns to shareholders as market conditions permit in the context of its capital allocation framework, leverage targets and adjusted funds flow generations.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, many of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19, including current and new variants thereof; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impact of severe weather events; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general as a result of the COVID-19 pandemic; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company.
Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.

CRESCENT POINT ENERGY CORP.	22

Crude oil and condensate, and natural gas information is provided in accordance with the United States Financial Accounting Standards Board ("FASB") Topic 932 - "Extractive Activities - Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards ("IFRS").
For the years ended December 31, 2021, 2020, 2019, 2018, and 2017 the Company filed its reserves information under National Instrument 51-101 - "Standards of Disclosure of Oil and Gas Activities" (NI 51-101), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards may be material.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil and condensate as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Oil and gas metrics such as operating netback and netback do not have standardized meaning and as such may not be reliable, and should not be used to make comparisons.
NI 51-101 includes condensate within the natural gas liquids (NGLs) product type. The Company has disclosed condensate as combined with crude oil and separately from other natural gas liquids in this MD&A since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results therefrom.
The Company’s aggregate production for the past eight quarters and the references to “natural gas”, “crude oil" and "condensate”, reported in this MD&A consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	2022	2021				2020
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Light & Medium Crude Oil (bbl/d)	15,365	15,517	15,046	20,181	20,699	21,025	18,846	18,952
Heavy Crude Oil (bbl/d)	4,034	4,226	4,199	4,269	4,118	4,276	4,223	4,269
Tight Oil (bbl/d)	55,837	55,965	58,233	65,595	70,459	62,211	66,191	71,679
Total Crude Oil (bbl/d)	75,236	75,708	77,478	90,045	95,276	87,512	89,260	94,900

NGLs (bbl/d)	34,774	33,720	32,904	36,007	13,319	13,033	13,458	14,210

Shale Gas (mcf/d)	126,622	115,482	117,339	125,830	53,198	52,370	50,776	57,254
Conventional Natural Gas (mcf/d)	10,045	10,389	13,484	9,701	11,534	11,663	13,212	13,137
Total Natural Gas (mcf/d)	136,667	125,871	130,823	135,531	64,732	64,033	63,988	70,391

Total (boe/d)	132,788	130,407	132,186	148,641	119,384	111,217	113,383	120,842

CRESCENT POINT ENERGY CORP.	23

Directors
Barbara Munroe, Chair (6)
Laura Cillis (1) (2)
James Craddock (2) (3) (5)
John Dielwart (3) (4)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (5)
Jennifer Koury (2) (5)
Francois Langlois (1) (3) (4)
Myron Stadnyk (2) (3) (4)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environment, Safety and Sustainability Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Corporate Development
Michael Politeski
Vice President, Finance and Treasurer
Shelly Witwer
Vice President, Business Development
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
McDaniel & Associates Consultants Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Shant Madian
Vice President, Capital Markets
(403) 693-0020

Sarfraz Somani
Manager, Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	24